
March 3, 2015

<u>Via E-mail</u>
Michael A. Noel, CEO
NCM Financial, Inc.
Rosewood Court
2101 Cedar Springs Road, Suite 1050
Dallas, TX 75201

> **Re:** **NCM Financial, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed February 13, 2015**
> **File No. 333-193160**

Dear Mr. Noel:

We have the following comments after reviewing your response dated February 13, 2015 and the above-referenced amendment to your registration statement.

<u>General</u>

1. Please update your registration statement to include the appropriate financial statements as required by Rule 8-08 of Regulation S-X.

<u>Prospectus Cover Page</u>

2. Please revise the first full sentence to state the correct number of shares covered by this registration statement. Additionally, revise the tables on pages F-14 and F-26 that indicate that shares are to be issued "Upon S-1 effectiveness." In this respect, we note that these shares have already been issued to IOTA and Keystone.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC